UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NATURAL BLUE RESOURCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	333-128060 Commission File Number	13-3134389 (I.R.S. Employer Identification Number)

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(Address of principal executive offices)

(866) 739-3945

(Issuer’s Telephone Number)

Approximate Date of Transmission: August 20, 2009

NATURAL BLUE RESOURCES, INC.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

August 10, 2009

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of Natural Blue Resources, Inc., a Delaware corporation ("NTUR" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of July 24, 2009 of the outstanding shares of common stock, par value $0.0001 per share, of Natural Blue Resources, Inc., a Delaware corporation ("we," "us," "our," "NTUR" or the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of April 1, 2009 by and among the Company, Natural Blue Resources, Inc. , a Nevada corporation ("NBR "), and all of the shareholders of NBR (the "Shareholders").

On April 14, 2009, the Company entered into a Share Exchange Agreement to acquire Natural Blue Resources, Inc. ("NBR"), a Nevada corporation. The acquisition was subject to the consent of a majority of the Company’s shareholders and to the consent of each of NBR’s shareholders. Those consents were obtained. To effect the Share Exchange Agreement, the Company’s current shareholders consented to a 1 for 100 reverse stock split reducing the Company’s outstanding shares to 4,928,511 common shares. The reverse stock split became effective on July 24, 2009. Pursuant to board resolutions of the Company and NBR, the shareholders of NBR have exchanged their rights to receive 44,661,585 restricted common shares for 44,356,598 of the Company's restricted common stock to be issued by the Company’s Transfer Agent, resulting in a change of control whereby NBR’s former shareholders now own ninety percent (90%) of the post reverse stock split issued and outstanding capital stock of the Company. After the issuance of stock by the Transfer Agent, the Company’s total issued and outstanding stock will be 49,285,109 shares. The Company now owns all of NBR’s issued and outstanding stock. NBR is now a wholly owned subsidiary of the Company. Pursuant to the aforementioned Share Exchange Agreement and board resolutions, the Company directed its Transfer Agent to issue 44,356,598 of the Company's restricted common stock in exchange for their rights to receive 44,661,585 NBR restricted common shares. The transaction is more fully outlined in the Form 8-K filed by the Company with the Securities and Exchange Commission on July 24, 2009.

On July 24, 2009, the Company (1) effected a 1 for 100 reverse stock split, (2) closed a share exchange transaction, described below, pursuant to which the Company became the 100% parent of Natural Blue Resources, Inc., a Nevada corporation, ("NBR"), (3) changed its name from Datameg Corporation, a Delaware corporation, to Natural Blue Resources, Inc., a Delaware corporation, and (4) changed its trading symbol from DTMG to NTUR.

A majority in interest of the Company’s shareholders held a special meeting of shareholders on August 1, 2009. At that special meeting, a new board was elected and will take office on August 20, 2009 or as soon thereafter as the timing requirements of Rule 14f-1have been satisfied. Our current directors are of James Murphy, Gerald Bellis, and Neil Gordon. Our new directors are Toney Anaya, Paul Pelosi, Jr., Samir Burshan, Daryl Kim, and James Murphy. Mr. Bellis and Mr. Gordon will submit their resignations to be effective on the date the new board of directors is seated.

The new board then appointed new executive officers who will take office on August 20, 2009 or as soon thereafter as the timing requirements of Rule 14f-1have been satisfied.. Our sole current officer is James Murphy. Our new executive officers are Chief Executive Officer (CEO) Toney Anaya, President Paul Pelosi, Jr., Secretary Paul Vuksich, Treasurer Walter R. Cruickshank, CFO Walter R. Cruickshank, and General Counsel Paul Vuksich

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the transmission to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, this Information Statement will be first transmitted to the Company’s stockholders of record on or about August 10, 2009.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of July 24, 2009, there were 4,928,511 Company’s common stock outstanding with 44,356,598 of the Company's restricted common stock to be issued by the Company’s Transfer Agent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of December 31, 2008, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Directors and Executive Officers

Our directors, executive officers, significant employees, significant consultants and control persons as of December 31, 2008 were as follows:

Name	Age	Position	Held Since
James Murphy	56	Chairman, Chief Executive Officer, President and Director of Datameg Corporation and Director and President of NetSymphony Corporation and QoVox, Inc.	Dec. 2005
Leonard Tocci	67	President, American Marketing and Sales	Dec. 2007
Gerald C. Bellis	71	Director of Datameg Corporation	Sept. 2008
Dan Ference	60	Chief Operating Officer of QoVox Corporation	Sept. 2001
Neil R. Gordon	59	Director of Datameg Corporation	Sept. 2005

 James Murphy, Chairman, Chief Executive Officer, President and Director

Mr. Murphy has a wide range of business experience including a highly successful partnership in Building #19 Corporation, and served as President of Sportbuild, Inc., a subsidiary of the Building #19 Corporation. Mr. Murphy has also been a successful partner in several other companies.

Leonard Tocci, President of American Marketing and Sales, Inc.

Mr. Tocci has a history of success in his 44-year career in the plastics industry. From 1988 to 1998, he served as president and CEO of Tamor Plastics, where he grew sales from $25 million in 1991 to more than $100 million in 1998.

Following graduation from the University of Bridgeport in 1963, Mr. Tocci began his career by joining Tucker Housewares Corp. where he rose to the position of vice president and director of marketing. Under his direction, Tucker became one of the leading manufacturers of houseware products in the U.S., second only to Rubbermaid. Tucker’s sales rose from $7.5 million in 1968 to more than $76 million in 1984. A proven entrepreneur, Mr. Tocci also founded and owned American Hanger, Inc., a manufacturer of plastic hangers, which grew to more than $18 million in annual revenues under his direction.

Gerald C. Bellis, Director

On September 12, 2008, the Board of Directors of Datameg Corporation elected Gerald C. Bellis as a new director. Mr. Bellis has over 40 years of experience in the management of high technology manufacturing companies at every level of responsibility through CEO. As compensation, Mr. Bellis receives 500,000 Datameg options vesting immediately with an exercise price of $.025/ share and an additional 250,000 Datameg options vesting on April 1, 2009 with an exercise price of $.035 / share. Mr Bellis is expected to serve on the SOX Compliance Committee. Mr. Bellis is also expected to engage in significant oversight of NetSymphony’s operations.

 Neil R. Gordon, Director

 Mr. Gordon has served as a director since September 2005. Since 1995, Mr. Gordon has been the President of N.R. Gordon & Company, Inc., a financial consulting services company. From 1981 to 1995, Mr. Gordon was employed by Ekco Group, Inc., a consumer products manufacturer and marketer, serving as its Treasurer from 1987 to 1995. Mr. Gordon began his career with the accounting firm of Haskins & Sells. He serves as an advisor to a number of emerging companies. Mr. Gordon is a director of Avitar, Inc., a company that manufactures and sells an oral based test for drugs of abuse. Mr. Gordon received a Bachelor of Science Degree from Pennsylvania State University.

 Dan Ference, Chief Operating Officer of QoVox Corporation

Mr. Ference has served as Chief Operating Officer of QoVox Corporation since July 2005. Mr. Ference served as the President and Chief Executive Officer of QoVox from September 2001 to July 2005. Mr. Ference has over 27 years experience in the communications industry with various voice and data products and technologies, including almost 20 years of managing research and development programs and centers. From May 1994 to June 2001, Mr. Ference was vice president of Fujitsu Network Communications Raleigh, North Carolina Development Center, where he was responsible for overall Development Center Operations and the Network Management and related Network Element development programs. Prior to this, his career included serving at Bell Laboratories, ITT Network Systems, CITAlcatel, and Nortel, Inc. Mr. Ference holds a B.S. degree from Penn State University and an M.S. degree from Ohio State University both in Electrical Engineering.

Beneficial Ownership

The following table sets forth the following information about the beneficial ownership of our common stock outstanding of 409,206,087 as of December 31, 2008 by (i) each person who we know is the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We are not aware of any beneficial owner of more than 5% of the outstanding common stock. Unless otherwise indicated, the address of each named beneficial owner or executive officer is c/o Natural Blue Resources, Inc., 2150 S 1300 E, Suite 500, Salt Lake City, UT 84106.

NAME	AMOUNT AND NATURE OF		PERCENT OF CLASS(3)
DIRECTOR OR EXECUTIVE OFFICER	BENEFICIAL OWNERSHIP
James Murphy	18,560,000	(3)	4.5%
Leonard Tocci	20,091,666		4.9%
Neil Gordon	750,000	(4)	0.2%
Gerald C. Bellis	750,000	(5)	0.2%
Dan Ference	8,500,000	(6)	2.1%
Directors and Officers as a Group	48,651,666		11.9%

 (1)   Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes of this chart, a person is considered to be the beneficial owner of securities that can be acquired by such person within 60 days after March 31, 2009 through the exercise of warrants or options or the conversion of convertible securities.

(2)   Each beneficial owner’s, director’s or executive officer’s percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days after March 31, 2009 have been exercised.

(3) Including 7,000,000 shares of our common stock that Mr. Murphy has the right to acquire through the exercise of fully vested stock options.

(4) Including 750,000 shares of our common stock that Mr. Gordon has the right to acquire through the exercise of fully vested stock options.

(5) Including 750,000 shares of our common stock that Mr. Bellis has the right to acquire through the exercise of fully vested stock options

(6) Including 6,250,000 shares of our common stock that Mr. Ference has the right to acquire through the exercise of fully vested stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Natural Blue Resources, Inc., 2150 S 1300 E, Suite 500, Salt Lake City, UT 84106.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors and Executive Officers
Toney Anaya	Chief Executive Officer and Chairman of the Board	9,010,049	18.28%

Paul Pelosi, Jr.	President and Director	10,414,048 (1)	21.13%

Samir Burshan	Director	2,602,108(2)	5.28%

Daryl Kim	Director	993,171(3)	2.02%

James Murphy	Director	804,469	1.63%

Walter R. Cruickshank	Chief Financial Officer	-0-	0.0%

Officers and Directors as a Group (total of 6 persons)		23,823,845	48.34%

(1) Includes an aggregate of 2,288,915 shares over which Mr. Pelosi has voting power. (2) Includes 1,608,937 commons shares owned by Kaleida Holdings Group, Inc. of which Mr. Burshan is the 100% owner and 3,972,683 commons shares owned by Kaleida Eco Ventures, Inc. of which Mr. Burshan is a 25% owner. (3) Mr. Kim is also a 25% owner of Kaleida Eco Ventures, Inc.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following sets forth certain additional information regarding the Company’s current directors and executive officers:

Current Officers and Directors

Information about our current officers and directors is given above.

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole. The Company does have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2008 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings. A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

The following individuals have been named to the board of directors and executive management of the Company:

Name	Age	Position
Toney Anaya	67	Chairman of the Board and Chief Executive Officer
Paul Pelosi, Jr.	40	President and Director
Samir Burshan	44	Director
Daryl Kim	44	Director
James Murphy	56	Director
Walter R. Cruickshank	57	Chief Financial Officer
Paul Vuksich	59	Secretary and General Counsel

Toney Anaya – Toney Anaya is a former Governor (1983-1986) and Attorney General of New Mexico (1975-1978). As Governor, he was known as a visionary with an interest in energy, finances, the economy, education, and the environment who successfully steered his state through a national recession, transforming New Mexico’s economy into a more technology-based economy. Current Governor Bill Richardson has publicly given Anaya credit for initiating plans that subsequently led to education reform and a commuter train from central New Mexico north to Santa Fe; and, recently called upon Anaya to oversee implementation of the multi-billion dollar federal "stimulus" funding targeted for New Mexico in 2009-2010. As Attorney General, he was recognized for turning a previously obscure office into a major force in Government.

Paul Pelosi Jr. – Paul currently serves as an advisor to the Director of NASA Ames Research center working on internal policies to define, document and communicate environmental effects regarding the implementation of sustainability development plans, recycling programs, environmental clean up, and bio-fuel utilization. In conjunction with local agencies on how to implement the most effective techniques and methods to prevent, control, and abate environmental pollution while protecting natural and cultural resources.

Paul Pelosi, Jr. currently serves as President of the San Francisco Commission on the Environment. Under his tutelage, the commission has partnered with utility companies to implement energy efficiency programs that have helped more than 8000 small businesses to save over $3.5 million per year, reducing 28 megawatts in electricity. In a concerted effort to also partner with leaders in the private sector, the commission has develop cutting edge environmental programs including: sf.solarmap.org, Eco-Map, and Business Council on Climate Change (BC3). Due to such collaborations, the city has been able to increase residential recycling practices from 46% to 70% and reduced carbon emissions to 6% below 1990 levels, in the past five years. Under Pelosi’s leadership, the Commission was instrumental in implementing the city’s ban on plastic bags, helping San Francisco become an innovator in global environmental policies. He is a founding member of Connected Urban Development, which is partnership between Cisco and environmentally conscious cities to create urban communications infrastructures, demonstrating how network connectivity can reduce carbon emissions in urban environments. Paul Pelosi Jr. is a current board member with Air patrol, a Wireless Threat Management solution. He assists in sales generation to corporate and government organizations. An important product, which protects an organization’s information technology infrastructure, including corporate wired and wireless network infrastructure - from all wireless originated threats. Paul Pelosi, Jr. is also a board member of Astrobotic Technology. Current projects include contributing to the development of cool robots capable of assisting farmers and miners become much more productive. Astrobotic will collect lunar science and engineering data, deliver contract payloads, and organize media and sponsorship events. As a member of the Board of Directors, Paul works with Chairman and Chief Technical Officer Dr. William "Red" Whittaker. Dr Whittaker is a leading world expert on building robots with the intelligence to select their own path through unstructured environments. He won the 2007 Urban Challenge (sponsored by the Defense Advanced Research Projects Agency) with an SUV able to handle city traffic without a driver at the wheel and currently is executing a NASA research contract for a future lunar drilling robot. Dr. Whittaker is successful at meeting government data needs, having won more than 80 contracts from NASA, the U.S. Energy Dept. and the Defense Dept. With a bit of hope Paul's Astrobotic team will land a robot on the moon before 2011 and win the $30,000,000 Google X Prize.

Samir Khalil Burshan – Mr. Burshan is currently the President, CEO, Director of Bright Screens, Inc. and has served as the Managing Member of its wholly owned operating subsidiary, PrismOne Group LLC, since its inception in December 2006, and is also our President, CEO, director, and Chairman of the Board. Mr. Burshan is primarily responsible for our general business strategy as well as managing all of our operations and personnel. He has also served on the Board of Edgewood Children’s Ranch since June 2006, on the board of Blue Earth Solutions, Inc. since 2008, serves on the Board of Trustees for the West Orange Chamber of Commerce, is a member of the West Orange Chamber Committee of 101, and represents PrismOne as Trustee representative to the West Orange Chamber. Previously, Mr. Burshan served as Managing Member of Step2 TechKnowledgies Group LLC between 2004 and 2006, where was in charge of overseeing all operations of the company as well as determining its broader business strategy. Between 1998 and 2006, Mr. Burshan served as President of Step2 Technologies, Inc. where was similarly in charge of overseeing all operations of the company as well as determining its broader business strategy. Prior to this, Mr. Burshan served as Director of Technology for Hellmuth, Obata & Kassabuam between 1990 and 1998. He graduated from Washington University in St. Louis with a Bachelor of Arts, in Architecture in 1987, a Masters Degree in Architecture in 1989, and a Masters Degree in Construction Administration in 1989. Mr. Burshan is a member of EcoWave, LLC (Florida).

Daryl Kim – Mr. Kim is the managing member of EcoWave, LLC (Florida) and director of operations for Cornerstone Apparel, Inc. (Florida).

James Murphy – Mr. Murphy has a wide range of business experience including a highly successful partnership in Building #19 Corporation, and served as President of Sportbuild, Inc., a subsidiary of the Building #19 Corporation. Mr. Murphy has also been a successful partner in several other companies.

Walter R. Cruickshank – Mr. Cruickshank is financial professional with an extensive background in managing the financial affairs of major public corporations in systems development, cost control, corporate taxes, SEC reporting, stockholder and banking relations including working in "Big Five" public accounting environments. Mr.Cruickshank is a CPA and has been in practice since 1974.

Paul Vuksich – Mr. Vuksich is a California lawyer specializing in business law and securities law compliance. Mr. Vuksich has acted as in-house and outside general counsel for public and private companies. He has been in practice for 28 years.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The below table sets forth the total compensation paid to or accrued for the years ended December 31, 2006 through 2008 to our chief executive officer and our other most highly compensated executive officers who were serving as executive officers at the end of our last fiscal year. None of our other executive officers earned more than $100,000 in total annual salary and bonus in the most recently completed fiscal year.

Summary Compensation Table

			Annual			Other	Long Term Compensation
			Compensation			Annual	Awards
Name	Position	Year	Salary		Bonus	Comp.	Restricted	Underlying
			($)		($)	($)	Stock	Options/
							Award(s)	SARs
							($)	(#)
James Murphy	President Datameg/ QoVox/ NetSymphony	2008	$150,000		$0	$0	$0	0
James Murphy	President Datameg/ QoVox/ NetSymphony	2007	$150,000		$0	$0	$0	0
James Murphy	President Datameg/ QoVox/ NetSymphony	2006	$150,000		$0	$0	$0	2,500,000
Leonard Tocci	President American Marketing and Sales, Inc.	2008	$200,000	(1)	$0	$0	$0	0
Leonard Tocci	President American Marketing and Sales, Inc.	2007	$200,000	(1)	$0	$0	$0	0
Dan Ference	COO QoVox	2008	$144,000		$0	$0	$0	0
Dan Ference	COO QoVox	2007	$144,000		$0	$0	$0	0
Dan Ference	COO QoVox	2006	$144,000		$0	$0	$0	0

(1) Only the portion of the Mr. Tocci’s 2007 salary earned subsequent to the date of the American Marketing and Sales, Inc. acquisition, December 7, 2007, has been presented in the consolidated statement of operations.

At December 31, 2008, our executive officers had the following outstanding options:

			Percent of total
	Number of Securities		Options/SARs
	Underlying Options/		Granted to Employees	Exercise or base
Name	SARs Granted (#)		In fiscal year	Price ($/sh)	Expiration Date(s)
James Murphy	2,500,000	(1)	-	$0.10 per share	12/28/2010
James Murphy	2,500,000	(1)	-	$0.17 per share	12/28/2010
James Murphy	1,000,000	(1)	-	$0.05 per share	9/1/2008
James Murphy	1,000,000	(1)	-	$0.05 per share	12/28/2010
Daniel Ference	6,250,000	(2)	-	$0.06 per share	12/31/2010
Neil Gordon	750,000	(1)	-	$0.04 per share	9/22/2010
Gerald C. Bellis	750,000	(1)	-	$0.03 per share	9/12/2010
  All options are fully vested.
  In January 2007, the Company settled outstanding fees for services rendered during 2006 and prior. Included in the settlement was the cancellation and replacement of his prior option agreements for the exercise of 5,500,000 and 2,000,000 options at $.15 and $.18, respectively, with the option to purchase 6,250,000 shares at $.06. Since the circumstances leading to the settlement were in existence at December 31, 2007 and related to services rendered during 2006 and prior, the options were considered issued and outstanding at December 31, 2007 and an incremental compensation expense resulting from the cancellation and replacement of the option agreements of $64,800 was recorded during 2006.

Directors Remuneration

We do not currently compensate our directors for serving on the board of directors, other than through options as discussed above.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during its most recent fiscal year ending on December 31, 2008 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

/s/ James Murphy
James Murphy
Chairman and CEO

Dated: August 10, 2009